QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.4

NATIONAL INSTRUMENT 54-102
Interim Financial Statements

To:    Shareholders of Petro-Canada

        As a shareholder, you are entitled to receive our interim financial statements. If you wish to receive the interim financial statements for the current year, please complete and return this form. Your name will then be placed on the Supplemental Mailing List maintained by Petro-Canada.

        National Instrument 54-102 contemplates that a shareholder's election to receive interim financial statements will be renewed each year in order to ensure Petro-Canada is mailing interim financial statements only to shareholders who have requested them. Accordingly, you will receive a new election request each year which you must complete and return to Petro-Canada in order to continue receiving interim financial statements.

        You are encouraged to visit our Web site, www.petro-canada.ca, at anytime for the most up-to-date investor and corporate information, including financial results.

PETRO-CANADA
Investor Relations Department
P.O. Box 2844
Calgary, Alberta
T2P 3C3

        Please add my name to your Supplemental Mailing List in order to receive interim financial statements for the current year. I confirm that I own shares in PETRO-CANADA.

Name:
(Please Print)
Address:

E-mail address (optional):

Note:	If you prefer, you can send us an e-mail request at investor@petro-canada.ca.

QuickLinks

Exhibit 99.4